SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998


                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to _____________________


                         Commission File Number 1-10000


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             QUESTPOINT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013

     (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


       Report of Independent Auditors.

       Financial Statements and Supplemental Schedules:

            Statement of Assets Available for Benefits, January 14, 1999.

            Statement of Assets Available for Benefits, December 31, 1998.

            Statement of Assets Available for Benefits, December 31, 1997.

            Statement of Changes in Assets Available for
            Benefits, for the period January 1, 1999 through January 14,
            1999.

            Statement of Changes in Assets Available for Benefits, for the year ended December 31, 1998.

            Statement of Changes in Assets Available for Benefits, for the year ended December 31, 1997.

            Notes to Financial Statements.

            Line 27a-Assets Held for Investment Purposes, December 31, 1998. Line 27d-Reportable Transactions, for the year ended December 31, 1998.


     (b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

        Consent of Independent Auditors.

                 Financial Statements and Supplemental Schedules
                           and Supplemental Schedules

                             QuestPoint Savings Plan

                     FOR THE PERIOD FROM JANUARY 1, 1999 TO
                      JANUARY 14, 1999 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997
                       WITH REPORT OF INDEPENDENT AUDITORS

                             QuestPoint Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                     For the Period from January 1, 1999 to
                            January 14, 1999 and the
                     Years ended December 31, 1998 and 1997






                                    CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statement of Assets Available for Benefits, January 14, 1999.............................................2
Statement of Assets Available for Benefits, December 31, 1998............................................3
Statement of Assets Available for Benefits, December 31, 1997............................................4
Statement of Changes in Assets Available for Benefits, for the period January 1, 1999 through January
    14, 1999.............................................................................................5
Statement of Changes in Assets Available for Benefits, for the year ended December 31, 1998..............6
Statement of Changes in Assets Available for Benefits, for the year ended December 31, 1997..............7
Notes to Financial Statements............................................................................8

Supplemental Schedules

Line 27a-Schedule of Assets Held for Investment Purposes, December 31, 1998.............................14
Line 27d-Schedule of Reportable Transactions,  for the year ended December 31, 1998.....................15

                         Report of Independent Auditors

The Board of Directors
First Union Corporation

We have audited the accompanying financial statements of the QuestPoint Savings Plan as of January 14, 1999, December 31, 1998 and 1997, and for the period January 1, 1999 to January 14, 1999, and for the years ended December 31, 1998 and 1997 as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at January 14, 1999, December 31, 1998 and 1997 and the changes in its assets available for benefits for the period January 1, 1999 through January 14, 1999 and for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the period from January 1, 1999 through January 14, 1999 and the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of management. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the Schedule of Assets Held for Investment Purposes does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Ernst & Young LLP
---------------------
June 11, 1999

                             QuestPoint Savings Plan

        Statement of Assets Available for Benefits, with Fund Information

                                January 14, 1999




                                                                                          FUND INFORMATION
                              ----------------------------------------------------------------------------------------------------
                                                        EVERGREEN    EVERGREEN    EVERGREEN                            EVERGREEN
                                         FIRST UNION     SELECT        SELECT      SELECT     EVERGREEN    EVERGREEN    SELECT
                                            COMMON      STRATEGIC   INCOME PLUS     FIXED       MONEY     FOUNDATION    EQUITY
                                TOTAL     STOCK FUND   GROWTH FUND      FUND     INCOME FUND MARKET FUND     FUND     INDEX FUND
                              ----------------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value:
   First Union Corporation
     Common Stock             $        - $         -  $         -   $         -  $         - $         -  $         - $         -
   Mutual funds                        -           -            -             -            -           -            -           -
   Participants' notes
     receivable                        -           -            -             -            -           -            -           -
Total investments                      -           -                          -            -           -            -           -
                              ----------------------------------------------------------------------------------------------------
Assets available for benefits $        - $         -  $         -   $         -  $         - $         -  $         - $         -
                              ====================================================================================================



                             -------------------------------------
                                             EVERGREEN
                                EVERGREEN      STOCK
                             INTERNATIONAL   SELECTOR     LOAN
                               GROWTH FUND      FUND       FUND
                             -------------------------------------

ASSETS
Investments, at fair value:
   First Union Corporation
     Common Stock             $         -   $         -  $       -
   Mutual funds                         -             -          -
   Participants' notes
     receivable                         -             -          -
Total investments                       -             -          -
                              -------------------------------------
Assets available for benefits $         -   $         -  $       -
                              =====================================




SEE ACCOMPANYING NOTES.

                             QuestPoint Savings Plan

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1998




                                                                                          FUND INFORMATION
                              ----------------------------------------------------------------------------------------------------
                                                        EVERGREEN    EVERGREEN    EVERGREEN                            EVERGREEN
                                         FIRST UNION     SELECT        SELECT      SELECT     EVERGREEN    EVERGREEN    SELECT
                                            COMMON      STRATEGIC   INCOME PLUS     FIXED       MONEY     FOUNDATION    EQUITY
                                TOTAL     STOCK FUND   GROWTH FUND      FUND     INCOME FUND MARKET FUND     FUND     INDEX FUND
                              ----------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   First Union Corporation
     Common Stock             $1,175,784 $ 1,175,784  $         -   $         -  $         - $         -  $         - $         -
   Mutual funds                2,700,892           -      756,596        38,520      183,900     399,104      390,396     577,639
   Participants' notes
     receivable                  250,924           -            -             -            -           -            -           -
                              ----------------------------------------------------------------------------------------------------
Total investments              4,127,600   1,175,784      756,596        38,520      183,900     399,104      390,396     577,639
                              ----------------------------------------------------------------------------------------------------
Assets available for benefits $4,127,600 $ 1,175,784  $   756,596   $    38,520  $   183,900 $   399,104  $   390,396 $   577,639
                              ====================================================================================================




                              -------------------------------------
                                             EVERGREEN
                                EVERGREEN      STOCK
                              INTERNATIONAL   SELECTOR     LOAN
                               GROWTH FUND      FUND       FUND
                              -------------------------------------
ASSETS
Investments, at fair value:
   First Union Corporation
     Common Stock             $         -   $         -  $       -
   Mutual funds                   221,477       133,260
   Participants' notes
     receivable                         -             -    250,924
                              -------------------------------------
Total investments                 221,477       133,260    250,924
                              -------------------------------------
Assets available for benefits $   221,477   $   133,260  $ 250,924
                              =====================================



SEE ACCOMPANYING NOTES.

                             QuestPoint Savings Plan

        Statement of Assets Available for Benefits, with Fund Information

                                December 31, 1997




                                                                                               FUND INFORMATION
                              --------------------------------------------------------------------------------------------------
                                                         GROWTH                 SHORT-TERM     CASH                    EQUITY
                                             COMMON      EQUITY        BOND     INTERMEDIATE  RESERVE     BALANCED      INDEX
                                 TOTAL     STOCK FUND     FUND         FUND      BOND FUND     FUND         FUND        FUND
                              --------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   CoreStates Financial Corp
     Common Stock             $ 1,029,253  $ 1,029,253 $         - $         -  $         - $         - $         -  $         -
   Mutual funds                 2,490,064        3,309     582,584      27,410      157,645     424,486     348,780      592,011
   Participants' notes
     receivable                   143,043            -           -           -            -           -           -            -
                              --------------------------------------------------------------------------------------------------
Total investments               3,662,360    1,032,562     582,584      27,410      157,645     424,486     348,780      592,011

Receivables:
   Due from broker                 37,694        5,210           -       9,702            -           -       4,320        9,234
   Accrued investment income       13,672        6,239           -         138          771           -       1,798        1,896
   Interfund receivable             2,592            -           -           -            -           -           -            -

Cash                               37,583        2,846      21,625           -       10,263           -           -            -

                              --------------------------------------------------------------------------------------------------
Total assets                    3,753,901    1,046,857     604,209      37,250      168,679     424,486     354,898      603,141

LIABILITIES
Interfund payable                   2,592            -           -           -            -       2,592           -            -
Due to broker                      20,581            -      11,107           -        7,263           -           -            -
Other liabilities                  35,543            -           -       9,542            -      21,978         719          349
                              --------------------------------------------------------------------------------------------------
Total liabilities                  58,716            -      11,107       9,542        7,263      24,570         719          349

                              --------------------------------------------------------------------------------------------------
Assets available for
   benefits                   $ 3,695,185  $ 1,046,857 $   593,102 $    27,708  $   161,416 $   399,916 $   354,179  $   602,792
                              ==================================================================================================



                                   --------------------------------------------------
                                    INTERNATIONAL             EMPLOYEE
                                      GROWTH      EQUITY        LOAN     CONTRIBUTION
                                       FUND        FUND         FUND        FUND
                                   --------------------------------------------------
ASSETS
Investments, at fair value:
   CoreStates Financial Corp
     Common Stock                   $         - $         - $         -  $         -
   Mutual funds                         212,328     128,204         189       13,118
   Participants' notes
     receivable                               -           -     143,043            -
                                   --------------------------------------------------
Total investments                       212,328     128,204     143,232       13,118

Receivables:
   Due from broker                        9,228           -           -            -
   Accrued investment income              2,759          71           -            -
   Interfund receivable                       -           -       2,592            -

Cash                                          -       2,790           -           59
                                     ------------------------------------------------

Total assets                            224,315     131,065     145,824       13,177

LIABILITIES
Interfund payable                             -           -           -            -
Due to broker                                 -       2,211           -            -
Other liabilities                         2,955           -           -            -
                                   --------------------------------------------------
Total liabilities                         2,955       2,211           -            -
                                   --------------------------------------------------

Assets available for
   benefits                         $   221,360 $   128,854 $   145,824  $    13,177
                                   ==================================================



SEE ACCOMPANYING NOTES.

                             QuestPoint Savings Plan

  Statement of Changes in Assets Available for Benefits, with Fund Information

             For the period January 1, 1999 through January 14, 1999





                                                                                            FUND INFORMATION
                                ----------------------------------------------------------------------------------------------------
                                              FIRST      EVERGREEN     EVERGREEN   EVERGREEN                            EVERGREEN
                                              UNION        SELECT       SELECT       SELECT     EVERGREEN   EVERGREEN     SELECT
                                              COMMON     STRATEGIC      INCOME       FIXED        MONEY     FOUNDATION    EQUITY
                                   TOTAL    STOCK FUND  GROWTH FUND    PLUS FUND  INCOME FUND  MARKET FUND     FUND     INDEX FUND
                                ----------------------------------------------------------------------------------------------------
Additions:
   Net appreciation
     (depreciation) in
     fair value of investments   $   31,440  $  32,790  $  (11,307)    $     (173) $     (468)  $       648  $     386  $    5,571
Deductions:
   Transfer to First Union
     Corporation Savings Plan    (4,159,040) (1,208,574)  (745,289)       (38,347)   (183,432)    (399,752)    (390,782)  (583,210)
                                ----------------------------------------------------------------------------------------------------

Net decrease                     (4,127,600) (1,175,784)  (756,596)       (38,520)   (183,900)     (399,104)   (390,396)  (577,639)

Assets available for benefits
   at beginning of year           4,127,600   1,175,784    756,596         38,520     183,900       399,104     390,396    577,639
                                ----------------------------------------------------------------------------------------------------

Assets available for benefits
   at January 14, 1999           $        -  $       -  $        -     $        -  $        -   $         -  $       -  $        -
                                ====================================================================================================


                                   --------------------------------------------

                                    EVERGREEN         EVERGREEN
                                   INTERNATIONAL        STOCK           LOAN
                                   GROWTH FUND       SELECTOR FUND      FUND
                                   --------------------------------------------
Additions:
   Net appreciation
     (depreciation) in
     fair value of investments      $    2,228     $    1,765       $       -
Deductions:
   Transfer to First Union
     Corporation Savings Plan         (223,705)      (135,025)       (250,924)
                                   --------------------------------------------

Net decrease                          (221,477)      (133,260)       (250,924)

Assets available for benefits
   at beginning of year                221,477        133,260         250,924
                                   --------------------------------------------

Assets available for benefits
   at January 14, 1999              $        -     $        -       $       -
                                   ============================================



SEE ACCOMPANYING NOTES.

                             QuestPoint Savings Plan

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1998

                                                           FUND INFORMATION
                                ---------------------------------------------------------------------------------------------
                                              FIRST     EVERGREEN  EVERGREEN   EVERGREEN                          EVERGREEN
                                              UNION      SELECT      SELECT     SELECT     EVERGREEN   EVERGREEN  SELECT
                                              COMMON    STRATEGIC    INCOME      FIXED       MONEY    FOUNDATION  EQUITY
                                   TOTAL    STOCK FUND GROWTH FUND PLUS FUND  INCOME FUND MARKET FUND    FUND     INDEX FUND
                                ---------------------------------------------------------------------------------------------
Additions:
Contributions:
   Employer                     $  847,866   $  67,897  $  49,202   $   6,231   $  17,231   $ 37,721   $   28,744 $  47,125
   Employee                        883,065      69,765     51,269       5,816      17,676     38,167       30,198    50,255
   Rollovers                         8,453         765      1,531           -         765        460            -         -
                                ---------------------------------------------------------------------------------------------
Total contributions              1,739,384     138,427    102,002      12,047      35,672     76,348       58,942    97,380

Interest on loans                   10,193       1,503        714          35         288        374          307       506
Net appreciation
   (depreciation) in
   fair value of investments       838,733     466,806    115,725       1,525       8,660      8,137       26,763   172,064
                                ---------------------------------------------------------------------------------------------
Total additions                  2,588,310     606,736    218,441      13,607      44,620     84,859       86,012   269,950

Deductions:
   Participants' withdrawals       440,553      37,398     10,310       1,481       7,014     17,217       18,683    14,803
   Transfer to Regulus 401(k)
     Plan                          963,617     259,448    191,430       8,578      49,567     92,640       56,378   160,140
   Transfer to Bankline 401(k)
     Plan                          419,656     117,905     46,225      13,458       6,393     16,758       47,371    66,781
   Transfer to CoreStates
     Financial Corp Employer
     Stock Ownership and
     Savings Plan                  332,069           -          -           -           -          -            -         -
                                ---------------------------------------------------------------------------------------------
Total deductions                 2,155,895     414,751    247,965      23,517      62,974    126,615      122,432   241,724
                                ---------------------------------------------------------------------------------------------

Net increase (decrease) prior
   to interfund transfers          432,415     191,985    (29,524)     (9,910)    (18,354)   (41,756)     (36,420)   28,226
Transfer of Corefunds to First
   Union funds                           -   1,016,691    803,587      50,447     203,324    463,066      424,119   564,727
Participants' interfund
   transfers                             -     (32,892)   (17,467)     (2,017)     (1,070)   (22,206)       2,697   (15,314)
                                ---------------------------------------------------------------------------------------------
Net increase (decrease)            432,415   1,175,784    756,596      38,520     183,900    399,104      390,396   577,639

Assets available for benefits
   at beginning of year          3,695,185           -          -           -           -          -            -         -
                                ---------------------------------------------------------------------------------------------
Assets available for benefits
   at end of year               $4,127,600   $1,175,784 $ 756,596   $  38,520   $ 183,900  $ 399,104   $  390,396 $ 577,639
                                =============================================================================================

                                 ---------------------------------------------------------------------------------------
                                              EVERGREEN   FIRST              COREFUND             COREFUND    COREFUND
                                  EVERGREEN    STOCK      UNION   CORESTATES  GROWTH   COREFUND  INTERMEDIATE   CASH
                                 INTERNATIONAL SELECTOR   LOAN    COMMON      EQUITY     BOND       BOND      RESERVE
                                 GROWTH FUND    FUND      FUND    STOCK FUND   FUND      FUND       FUND        BOND
                                 ---------------------------------------------------------------------------------------
Additions:
Contributions:
   Employer                       $   21,298   $ 20,451 $       - $        - $       - $      -  $         - $        -
   Employee                           21,398     21,649         -          -         -        -            -          -
   Rollovers                               -          -         -      2,466     2,466        -            -          -
                                 ---------------------------------------------------------------------------------------
Total contributions                   42,696     42,100         -      2,466     2,466        -            -          -

Interest on loans                        304        167         -          -         -        -            -          -
Net appreciation
   (depreciation) in
   fair value of investments          (4,046)    16,530         -   (214,281)  132,161    1,802        5,763     14,634
                                 ---------------------------------------------------------------------------------------
Total additions                       38,954     58,797         - (2,118,815)  134,627    1,802        5,763     14,634

Deductions:
   Participants' withdrawals           3,671      8,194         -      1,206         -        -            -          -
   Transfer to Regulus 401(k)
     Plan                             67,106     49,539    28,791          -         -        -            -          -
   Transfer to Bankline 401(k)
     Plan                             26,299     69,063     9,403          -         -        -            -          -
   Transfer to CoreStates
     Financial
     Corp Employer Stock
     Ownership and Savings Plan            -          -         -      2,764    58,079    2,359       10,352    (11,242)
                                 ---------------------------------------------------------------------------------------
Total deductions                      97,076    126,796    38,194      3,970    58,079    2,359       10,352    (11,242)
                                 ---------------------------------------------------------------------------------------

Net increase (decrease) prior
   to interfund transfers            (58,122)   (67,999)  (38,194)  (215,785)   76,548     (557)      (4,589)    25,876
Transfer of Corefunds to First
   Union funds                       285,534    203,981   192,192 (1,016,691) (803,587) (50,447)    (203,324)  (463,066)
Participants' interfund
   transfers                          (5,935)    (2,722)   96,926    185,619   133,937   23,296       46,497     37,274
                                 ---------------------------------------------------------------------------------------
Net increase (decrease)              221,477    133,260   250,924 (1,046,857) (593,102) (27,708)    (161,416)  (399,916)

Assets available for benefits
   at beginning of year                    -          -         -  1,046,857   593,102   27,708      161,416    399,916
                                 ---------------------------------------------------------------------------------------
Assets available for benefits
   at end of year                 $  221,477   $133,260 $ 250,924 $        - $       - $      -  $         - $        -
                                 =======================================================================================


                                  -------------------------------------------------------------------------------------
                                            COREFUND   COREFUND                  CORESTATES
                                  COREFUND   EQUITY   INTERNATIONAL    COREFUND  PARTICIPANT CORESTATES      CORESTATES
                                  BALANCED    INDEX     GROWTH          EQUITY      LOAN     CONTRIBUTION  DISTRIBUTION
                                    FUND      FUND       FUND            FUND       FUND        FUND           FUND
                                  -------------------------------------------------------------------------------------
Additions:
Contributions:
   Employer                        $      -  $      -  $       -       $      -  $       -   $ 551,966      $        -
   Employee                               -         -          -              -          -     576,872               -
   Rollovers                              -         -          -              -          -           -               -
                                  --------------------------------------------------------------------------------------
Total contributions                       -         -          -              -          -   1,128,838               -

Interest on loans                         -         -          -              -      5,995           -               -
Net appreciation
   (depreciation) in
   fair value of investments         59,849    (2,809)    22,728          6,409          -         300              13
                                  --------------------------------------------------------------------------------------
Total additions                      59,849    (2,809)    22,728          6,409      5,995   1,129,138              13

Deductions:
   Participants' withdrawals              -         -          -              -          -           -         320,576
   Transfer to Regulus 401(k)
     Plan                                 -         -          -              -          -           -               -
   Transfer to Bankline 401(k)
     Plan                                 -         -          -              -          -           -               -
   Transfer to CoreStates
     Financial
     Corp Employer Stock
     Ownership and Savings Plan      72,265   126,294     18,762         15,836     32,989       3,611               -
                                  --------------------------------------------------------------------------------------
Total deductions                     72,265   126,294     18,762         15,836     32,989       3,611         320,576
                                  --------------------------------------------------------------------------------------

Net increase (decrease) prior
   to interfund transfers           (12,416) (129,103)     3,966         (9,427)   (26,994)  1,125,527        (320,563)
Transfer of Corefunds to First
   Union funds                     (424,119) (564,727)  (285,534)      (203,981)  (192,192)          -               -
Participants' interfund
   transfers                         82,356    91,038     60,208         84,554     73,362  (1,138,704)        320,563
                                  --------------------------------------------------------------------------------------
Net increase (decrease)            (354,179) (602,792)  (221,360)      (128,854)  (145,824)    (13,177)              -

Assets available for benefits
   at beginning of year             354,179   602,792    221,360        128,854    145,824      13,177               -
                                  --------------------------------------------------------------------------------------
Assets available for benefits
   at end of year                  $      -  $      -  $       -       $      -  $       -   $       -      $        -
                                  ======================================================================================


SEE ACCOMPANYING NOTES.

                             QuestPoint Savings Plan

  Statement of Changes in Assets Available for Benefits, with Fund Information

                          Year ended December 31, 1997





                                                                                                 FUND INFORMATION
                                  --------------------------------------------------------------------------------------
                                                          GROWTH              SHORT-TERM    CASH                EQUITY
                                                COMMON    EQUITY      BOND    INTERMEDIATE RESERVE   BALANCED    INDEX
                                     TOTAL    STOCK FUND   FUND       FUND     BOND FUND    FUND       FUND      FUND
                                  --------------------------------------------------------------------------------------

Additions:
Contributions:
   Employer                       $  726,188  $        - $       - $       -  $         - $       - $       -  $       -
   Employee                          788,359           -         -         -            -         -         -          -
   Rollovers                         101,036      21,098     1,932     2,550        2,603         -    18,178     10,042
                                  --------------------------------------------------------------------------------------
Total contributions                1,615,583      21,098     1,932     2,550        2,603         -    18,178     10,042

Transfer from FTI 401(k) Savings
   and Retirement Plan               281,618           -         -         -            -         -         -          -
Transfer from CoreStates
   Financial Corp Employee
   Stock Ownership and Savings
   Plan                            1,369,671     411,819   213,356    26,139       50,195    81,829   189,857    215,300
Investment income:
   Interest and dividends             42,897         591     1,476       846        5,503    16,111     5,286      6,253
   Dividends on CoreStates
     Financial Corp Common
     Stock                            16,285      16,285         -         -            -         -         -          -
   Distribution of mutual fund
     income                           95,551           -    38,352         -            -         -    17,967     17,603
                                  --------------------------------------------------------------------------------------
Total investment income              154,733      16,876    39,828       846        5,503    16,111    23,253     23,856

Net appreciation (depreciation)
   in fair value of investments      422,039     285,595    61,975       639        2,067         -     6,130     72,211
                                  --------------------------------------------------------------------------------------
Total additions                    3,843,644     735,388   317,091    30,174       60,368    97,940   237,418    321,409

Deductions:
   Participants' withdrawals         126,430       3,722         -         -            -         -         -          -
   Other miscellaneous
     disbursements                    22,029           -         -         -            -         -         -          -
                                  --------------------------------------------------------------------------------------
Total deductions                     148,459       3,722         -         -            -         -         -          -
                                  --------------------------------------------------------------------------------------

Net increase (decrease) prior to
     transfers                     3,695,185     731,666   317,091    30,174       60,368    97,940   237,418    321,409
Participants' interfund transfers          -     315,191   276,011    (2,466)     101,048   301,976   116,761    281,383
                                  --------------------------------------------------------------------------------------
Net increase                       3,695,185   1,046,857   593,102    27,708      161,416   399,916   354,179    602,792

Assets available for benefits
   at beginning of year                    -           -         -         -            -         -         -          -
                                  --------------------------------------------------------------------------------------
Assets available for benefits
   at end of year                 $3,695,185  $1,046,857 $ 593,102 $  27,708  $   161,416 $ 399,916 $ 354,179  $ 602,792
                                  ======================================================================================







                                  ----------------------------------------------------------
                                   INTERNATIONAL          EMPLOYEE
                                     GROWTH      EQUITY     LOAN    CONTRIBUTION DISTRIBUTION
                                      FUND        FUND      FUND       FUND         FUND
                                  ----------------------------------------------------------
Additions:
Contributions:
   Employer                        $         - $       -  $       - $   726,188 $        -
   Employee                                  -         -          -     788,359          -
   Rollovers                            15,760    28,873          -           -          -
                                  ----------------------------------------------------------
Total contributions                     15,760    28,873          -   1,514,547          -

Transfer from FTI 401(k) Savings
   and Retirement Plan                       -         -          -     281,618          -
Transfer from CoreStates
   Financial Corp Employee
   Stock Ownership and
   Savings Plan                         83,537     5,302     92,337           -          -
Investment income:
   Interest and dividends                2,791       207      2,603       1,158         72
   Dividends on CoreStates
     Financial Corp Common Stock             -         -          -           -          -
   Distribution of mutual fund
     income                              5,279    16,350          -           -          -
                                  ----------------------------------------------------------
Total investment income                  8,070    16,557      2,603       1,158         72

Net appreciation (depreciation)
   in fair value of investments         (4,339)   (2,239)         -           -          -
                                  ----------------------------------------------------------
Total additions                        103,028    48,493     94,940   1,797,323         72

Deductions:
   Participants' withdrawals                 -         -          -           -    122,708
   Other miscellaneous
     disbursements                           -         -          -           -     22,029
                                  ----------------------------------------------------------
Total deductions                             -         -          -           -    144,737
                                  ----------------------------------------------------------

Net increase (decrease) prior to
   transfers                           103,028    48,493     94,940   1,797,323   (144,665)
Participants' interfund transfers      118,332    80,361     50,884  (1,784,146)   144,665
                                  ----------------------------------------------------------
Net increase                           221,360   128,854    145,824      13,177          -

Assets available for benefits
   at beginning of year                      -         -          -           -          -
                                  ----------------------------------------------------------
Assets available for benefits                                                            -
   at end of year                  $   221,360 $ 128,854  $ 145,824 $    13,177 $        -
                                  ==========================================================




SEE ACCOMPANYING NOTES.

                             QuestPoint Savings Plan

                          Notes to Financial Statements

  For the Period from January 1, 1999 through January 14, 1999 and Years ended
                           December 31, 1998 and 1997



1. DESCRIPTION OF THE PLAN

The following brief description of the QuestPoint Savings Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

GENERAL

The Plan is a defined contribution plan which covers qualified employees of QuestPoint Holdings, Inc. (the Company), a subsidiary of CoreStates Financial Corp (CoreStates), and certain of the Company's subsidiaries. The Plan became effective on January 1, 1997, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the participants of the FTI 401(k) Savings and Retirement Plan (FTI Plan) became eligible for coverage under the Plan. Net assets of the FTI Plan in the amount of $281,618 were transferred to the Plan on January 6, 1997.

Effective January 1, 1997, certain participants of the CoreStates Financial Corp savings and Stock Ownership Plan (CoreStates Plan) became eligible for coverage under the Plan. Net assets of the CoreStates Plan in the amount of $1,369,671 were transferred to the Plan in 1997.

On April 28, 1998, the Plan sponsor, CoreStates, was acquired by First Union Corporation (successor plan sponsor). As a result of the merger, each share of the Plan's investments in CoreStates common stock was exchanged for 1.62 shares of First Union Corporation common stock. Additionally, the individual CoreFunds investment options were converted into First Union's Family of Evergreen Funds on July 28, 1998. The conversion was executed dollar for dollar with no related gain or loss recognized. The CoreStates recordkeeping system was converted to a daily recordkeeping system. As a result of this conversion a blackout period began on July 22, 1998 and continued through November 16, 1998. During the blackout period participants could not request loans, make withdrawals, transfer existing fund balances, or request a full distribution from the Plan.

                             QuestPoint Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Pursuant to an acquisition agreement dated July 30, 1998 between Regulus Mid-Atlantic LLC, Regulus Northwest LLC, Regulus West LLC, Regulus Canada, Inc., Regulus Group LLC (collectively, "Regulus"), QuestPoint Remittance Services, L.P., Philadelphia International Equities, Inc., CashFlex Inc. and First Union Corporation (collectively, "First Union"), First Union sold to Regulus certain QuestPoint lockbox remittance processing and data entry processing businesses. As a result of the sale, certain covered employees who participated in the Plan transferred to Regulus effective November 1, 1998. The net assets in the Plan related to these participants (approximately $964,000) were transferred to the Regulus 401(k) Plan in 1998.

Also, pursuant to an acquisition agreement between Bankline Holding, Inc. ("Bankline"), QuestPoint and QuestPoint Check Services, L.P. dated September 29, 1998, QuestPoint sold to Bankline its business of providing back office, end-to-end check processing for unaffiliated financial institutions. As a result of the sale, certain covered employees who participated in the Plan transferred to Bankline or a Bankline affiliate effective December 1, 1998. Approximately $420,000 related to these participants was transferred to the Bankline 401(k) in 1998.

The Plan merged with the First Union Corporation Savings Plan on January 1, 1999. The net assets of the Plan (approximately $4.2 million) were transferred into the First Union Corporation Savings Plan on January 14, 1999.

CONTRIBUTIONS

     EMPLOYEE

     Employees can contribute on either an after-tax or a before-tax basis (up to $10,000 in 1998, $9,500 in 1997) equal to any whole percentage of the participant's compensation up to 12% of their compensation for each payroll period.

     EMPLOYER

     The Company makes a contribution to the Plan on behalf of each participant who has made basic contributions in each payroll period. The Company matches 150% on the first 2% and 100% on 3% to 6% of a participant's contribution.

Upon merger into the First Union Savings Plan, First Union will match 100% on the first 6% of basic contribution. The first 1% of this match will be made in First Union Common Stock. Additionally, participants will be permitted to have three loans outstanding at any one time.

                            QuestPoint Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times.

Effective July 28, 1998, all active employees who were participants in the Plan became 100% vested in employer matching contributions. For the remaining duration of the Plan all new participants were 100% vested immediately.
Prior to July 28, 1998, employer contributions were vested as follows:


            PARTICIPANT'S YEARS                 PERCENTAGE VESTED OF EMPLOYER
             OF VESTING SERVICE                     MATCHING CONTRIBUTION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Less than 2 years                                             0%
2 years but less than 3 years                                50%
3 years or more                                             100%

EXPENSES

The expenses of the Plan, including but not limited to legal and accounting fees, shall be paid by the Plan unless paid by the Company. The expenses of the Plan were paid by the Company for the periods presented.

PAYMENT OF BENEFITS

Prior to the blackout period, upon termination of employment, a participant could receive vested benefits as a lump-sum payment. Subsequent to the blackout period, if the participant's vested accrued benefit exceeds $3,500, the participant can elect to receive equal annual installments over a period not exceeding ten years, or may leave the money in their account until a deferred payment date (last day of any month up to normal retirement age). Subsequent to the blackout period, participants must receive vested benefits as a lump sum payment if that participant's vested accrual benefit does not exceed $3,500.

                            QuestPoint Savings Plan

LOANS

Active participants, terminated participants and beneficiaries with accrued benefits under the Plan, may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

WITHDRAWALS

A participant shall be permitted to withdraw all or a portion of the amount in the participant's after-tax contribution account subject to the restrictions or penalties as set forth in the Plan. Before-tax contributions and vested employer contributions can be withdrawn under certain circumstances subject to certain restrictions set forth in the Plan.

INVESTMENT

First Union National Bank, a subsidiary of First Union Corporation, served as Trustee for the Plan through January 14, 1999, and CoreStates, N.A., a subsidiary of CoreStates, served as Trustee for the Plan prior to acquisition on April 28, 1998. Nine investment fund options were maintained under the Plan for accumulation and investment of the participants' accounts.

The assets of these CoreStates funds were merged into funds held by First Union with similar investment objectives or activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Fair values are determined for: (1) Participant Notes Receivable, with interest rates ranging from 5.5% to 11%; (2) Common Stock - on the basis of the last reported sale price on the last business day of the year; (3) Mutual Funds - at net asset value at the close of business on the last business day of the year. The cost of investments sold is determined on an average historical cost basis. Loans are carried at the outstanding principal balance which represents their estimated fair value.

                            QuestPoint Savings Plan

The First Union Stock Fund was converted to a unit-basis of accounting to enable the fund to be valued on a daily basis. Instead of owning shares of stock, participants own a number of units of the fund. The unit value of the First Union Corporation stock at December 31, 1998 was $12.22.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation. The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                             SUPPLEMENTAL SCHEDULES

                            QuestPoint Savings Plan

            Line 27a--Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                              Description of
                                               Investment
                                               Including
                                              Maturity Date
                                                Rate of
Identity of Issue, Borrower, Lessor, or       Interest, Par or                   Current
           Similar Party                      Maturity Value        Cost**        Value
-------------------------------------------------------------------------------------------
*First Union Corporation
  Common Stock                                   96,185                       $ 1,175,784

*Evergreen Mutual Funds:

  Evergreen Select Strategic Growth Fund         56,705                           756,596

  Evergreen Select Income Plus Fund               3,776                            38,520

  Evergreen Select Fixed Income Fund             17,951                           183,900

  Evergreen Money Market Fund                   392,577                           399,104

  Evergreen Foundation Fund                      16,026                           390,396

  Evergreen Select Equity Index Fund             44,803                           577,639

  Evergreen International Growth Fund            27,833                           221,477

  Evergreen Stock Selector Fund                   9,983                           133,260

*Participant Notes Receivable                 Interest rates
                                              ranging from
                                              7.75% to 8.5%                       250,924
                                                                  -------------------------
 Total investments                                                $           $ 4,127,600
                                                                  =========================

 * Indicates a party-in-interest to the Plan.
 **Historical cost information was not available.

                            QuestPoint Savings Plan

                  Line 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                               Description of Assets
                                               (Including interest
Identity of Party                               rate and maturity                   Purchase         Selling
Involved                                        in case of a loan)                    Price           Price       Cost of Asset
--------------------------------------------------------------------------------------------------------------------------------
Category I - a single transaction in excess of 5% of plan assets
-----------------------------------------------------------------
First Union                               Evergreen Select Strategic Growth Fund     $         -      $  194,451      $  156,587

CoreStates                                CoreStates Stock Fund                                -         276,265         226,474

First Union                               First Union Corporation Common Stock         1,201,087               -       1,201,087

Category III - a series of transactions in a security issue aggregating
------------------------------------------------------------------------
in excess of 5% of plan assets
-------------------------------

CoreStates                                CoreFund Reserve Fund Class Y                  642,674         614,306       1,256,980

First Union                               Evergreen Money Market Tr Class Y              187,556         307,456         495,012

CoreStates                                CoreStates Financial Corp. Common Stock        155,115          49,423         190,417

First Union                               First Union Corporation Common Stock         1,526,884         545,546       1,957,423

CoreStates                                CoreFund Growth Equity Fund                    349,385         125,580         453,262

CoreStates                                CoreFund Equity Index Fund                     216,593         190,799         376,486

CoreStates                                CoreFund Balanced Fund Class Y                 170,830         117,645         278,856

First Union                               Evergreen Select Strategic Growth Fund         143,869         279,051         373,520

First Union                               Evergreen Select Equity Index Fund             133,133         269,722         358,074

First Union                               Evergreen Foundation Fund                       93,273         139,963         219,389

First Union                               Evergreen Stock Selector Fund                   58,609         131,986         168,136

                                                                                      Current
                                                                                      Value of
                                                                                     Assets on          Net
                                                                                    Transaction        Gain
                                                                                       Date          or (Loss)
                                                                                -------------------------------------

Category I - a single transaction in excess of 5% of plan assets
-----------------------------------------------------------------
First Union                                                                       $  194,451        $   37,864

CoreStates                                                                           276,265            49,791

First Union                                                                        1,201,087                 -

Category III - a series of transactions in a security issue aggregating
------------------------------------------------------------------------
in excess of 5% of plan assets
------------------------------

CoreStates                                                                         1,256,980                 -

First Union                                                                          495,012                 -

CoreStates                                                                           204,538            14,121

First Union                                                                        2,072,430           115,007

CoreStates                                                                           474,965            21,703

CoreStates                                                                           407,392            30,906

CoreStates                                                                           288,475             9,619

First Union                                                                          422,920            49,400

First Union                                                                          402,855            44,781

First Union                                                                          233,236            13,847

First Union                                                                          190,595            22,459

There are no Category II or IV reportable transactions during the year ended December 31, 1998.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   FIRST UNION CORPORATION SAVINGS PLAN
                                   (as successor to the Questpoint Savings Plan)


                                    By: /s/ Benjamin J. Jolley
                                       ----------------------------------------
                                          Name:  Benjamin J. Jolley
                                          Title:   Vice President


Date: June 29, 1999

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION                                  LOCATION
-----------         -----------                                  ---------

(23)                                                             Filed herewith
                    Consent of Independent Auditors